JONES ENERGY, INC.

807 Las Cimas Parkway, Suite 350

Austin, Texas 78746

June 12, 2017

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Re:                             Jones Energy, Inc.

Amendment No. 1 to Registration Statement on Form S-3

Filed May 26, 2017

File No. 333-217606

Ladies and Gentlemen:

Set forth below are the responses of Jones Energy, Inc. (the “Company,” “we,” “us,” or “our”) to oral comments received on June 7, 2017 from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to Amendment No. 1 to the Registration Statement on Form S-3, File No. 333-217606, filed with the Commission on May 26, 2017 (the “Registration Statement”).

The Company is concurrently filing Amendment No. 2 to the Registration Statement (“Amendment No. 2”) via EDGAR.  Marked copies of Amendment No. 2 showing changes from the Registration Statement will be delivered to your attention as well.

For your convenience, our response is prefaced by the substance of the Staff’s oral comment in bold, italicized text. All references to page numbers and captions correspond to the Registration Statement unless otherwise specified.  Unless indicated otherwise, capitalized terms used, but not defined, herein shall have the meaning given to them in the Registration Statement.

1.                                      Oral Comment: Please make explicit that the Class A common stock underlying the 8.0% Series A Perpetual Convertible Preferred Stock that is subject to the Registration Statement is being registered as well. Please include this language in the footnotes to the fee table, on the cover page and in the section titled “Description of Capital Stock.”

RESPONSE: Based on our discussion with representatives of the Staff on June 7, 2017, we have amended the Registration Statement in footnote 1 to the fee table, on the cover page, and on page 9 of Amendment No. 2.

Should any member of the Staff have a question regarding our responses to the comments set forth above, or need additional information, please do not hesitate to contact Mollie Duckworth at (512) 322-2551.

Very truly yours,

JONES ENERGY, INC.

By:	/s/ Robert J. Brooks
Name:	Robert J. Brooks
Title:	Executive Vice President and Chief Financial Officer

Enclosures

cc:                                Mollie Duckworth, Baker Botts L.L.P.